

Mail Stop 3720

May 11, 2010

Via U.S. Mail and Facsimile (828-323-4849)

Frank M. Drendel
Chairman and Chief Executive Officer
CommScope, Inc.
1100 CommScope Place, SE
Hickory, NC 28602

>   **RE: CommScope, Inc.**
>   **Form 10-K for the year ended December 31, 2009**
>   **Filed February 22, 2010**
>   **File No. 001-12929**

Dear Mr. Drendel:

   We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   In some comments we have asked you to provide us with additional information so we may better understand your disclosure. You should comply with the remaining comments in future filings, as applicable. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Form 10-K

Item 7. Management's Discussion and Analysis…, page 27

Liquidity and Capital Resources, page 44

1.   We note that your senior secured credit facilities require that you comply with two primary financial covenants: an interest coverage ratio and a consolidated leverage ratio. We also note that these covenants will become more restrictive in September 2010 and September 2011. In future filings, please provide a more thorough discussion of how management intends to ensure compliance with these covenants in the future. In particular, we note that the company's estimated

consolidated leverage ratio as of December 31, 2009 was 3.04 to 1.0, which exceeds the maximum allowed by the covenant beginning September 2011. Also, disclose an estimate of how much you may borrow to meet your future cash needs before you will be in breach of these financial covenants. Disclose the assumptions used to formulate your estimate. In this regard, we note your disclosure that you may from time to time "borrow under our revolving credit facility…to meet our future cash needs[.]"

Definitive Proxy Statement

Board Leadership Structure and Committees of the Board, page 11 of the Proxy Statement

2. We note your disclosure related to the board's leadership structure and risk oversight in response to Item 407(h) of Regulation S-K. In future filings, please also discuss the effect that the board's role in the risk oversight of the company has on the board's leadership structure.

Compensation Discussion and Analysis, page 17

3. We note that you did not disclose the Annual Incentive Plan and Policy on Discretionary Performance Compensation targets for free cash flow and adjusted operating income for 2009. Although the Plans were suspended for 2009, we note that named executive officers would have been due "some" amounts under the Plan for 2009. Tell us why you did not disclose the specific targets for 2009 and how much would have been paid if both Plans were not suspended.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a

Mr. Frank M. Drendel
CommScope, Inc.
May 11, 2010
Page 3

statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Jay Knight, Attorney-Advisor, at (202) 551-3370 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director